G1 Therapeutics, Inc.

79 T.W. Alexander Drive

4501 Research Commons, Suite 100

Research Triangle Park, NC 27709

May 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	G1 Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-217285
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, G1 Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-217285) be accelerated so that the registration statement may become effective at 3:00 p.m., Eastern time, on Tuesday, May 16, 2017, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes each of Jonathan Kravetz, Megan Gates and Caroline Gammill of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call Jonathan Kravetz (617-348-1674), Megan Gates (617-348-4443) or Caroline Gammill (617-348-1710) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours, G1 Therapeutics, Inc.

By:	/s/ Mark A. Velleca
Name: Mark A. Velleca, M.D., Ph.D. Title: President and CEO

cc:	Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Mary Beth Breslin

G1 Therapeutics, Inc.

Gregory J. Mossinghoff

Jennifer K. Moses

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

Megan N. Gates

Caroline G. Gammill

Goodwin Procter LLP

Michael D. Maline

Edwin M. O’Connor

PricewaterhouseCoopers LLP

Laura Robinette